SECURITIES AND EXCHANGE COMMISSION 06050713
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43182

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Redwood Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 520
(No. and Street)

San Francisco (City) California (State) 94108-2408 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aditya Mukerji (415) 352-3710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214 (Address), Encino (City), California (State) 91316 (Zip Code)

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
OCT 16 2006
WASHINGTON, D.C. SECTION 160

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aditya Mukerji, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redwood Securities Group, Inc., as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of SAN FRANCISCO } ss.

On July 25 2006 (Date) before me, GS FULLER NOTARY (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared ADITYA D. MUKERJI (Name(s) of Signer(s)),

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

G. S. FULLER
COMM. #1568336
Notary Public - California
San Francisco County
My Comm. Expires Apr. 22, 2009
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WITNESS my hand and official seal.

[signature]
Signature of Notary Public

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Description of Attached Document

Title or Type of Document: OATH / AFFIRMATION

Document Date: July 25 2006 Number of Pages: (1)

Signer(s) Other Than Named Above: ______

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Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
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REDWOOD SECURITIES GROUP, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JUNE 30, 2006

REDWOOD SECURITIES GROUP, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITORS' REPORT

Board of Directors
Redwood Securities Group, Inc.
San Francisco, California

I have audited the accompanying statement of financial condition of Redwood Securities Group, Inc. as of June 30, 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Redwood Securities Group, Inc. as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
September 30, 2006

REDWOOD SECURITIES GROUP, INC.

Statement of Financial Condition
June 30, 2006

ASSETS

Cash and cash equivalents	$55,927
Deposits held at clearing organization	100,000
Investment	110,923
Advances	44,886
Furniture, equipment and leasehold improvement, net of accumulated depreciation of $125,002	40,205
Other assets	68,869
Total assets	$420,810

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$77,419
Payable to clearing firm	105,838
Salaries payable	15,426
Total liabilities	198,683
STOCKHOLDERS' EQUITY:	
Non voting common stock, $1 par value, 300,000 shares authorized, 237,580 shares issued and outstanding	237,580
Voting common stock, $1 par value, 200,000 shares authorized, 100,000 shares issued and outstanding	100,000
Additional paid-in-capital	631,095
Accumulated deficit	(746,548)
Total stockholder's equity	222,127
Total liabilities and stockholders' equity	$420,810

The accompanying notes are an integral part of these financial statements

REDWOOD SECURITIES GROUP, INC.

Statement of Income
For the year ended June 30, 2006

REVENUES:	
Agency Commission	$541,289
Consulting	139,907
Rental income	103,645
Advisory fee	4,875
Interest	11,839
Total income	801,555
EXPENSES:	
Brokerage fees	45,904
Employee compensation and benefits	323,233
Legal and Professional	147,414
Occupancy	275,008
Other operating expense	183,103
Total expenses	974,662
NET LOSS BEFORE PROVISION FOR INCOME TAXES	(173,107)
INCOME TAX BENEFIT	66,311
NET LOSS	($106,796)

The accompanying notes are an integral part of these financial statements

REDWOOD SECURITIES GROUP, INC.

Statement of Changes in Stockholders' Equity
For the year ended June 30, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Beginning balance July 1, 2005	$337,580	$486,170	$ (639,752)	$183,998
Issuance of additional paid in capital	-	144,925	-	144,925
Net loss	-	-	(106,796)	(106,796)
Ending balance June 30, 2006	$337,580	$631,095	($746,548)	$222,127

The accompanying notes are an integral part of these financial statements.

REDWOOD SECURITIES GROUP, INC.

Statement of Cash Flows
For the year ended June 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (106,796)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation	10,000
(Increase) decrease in:	
Investment	(110,923)
Commissions receivable	3,293
Advances	9,215
Secured demand notes, collateralized by cash	104,250
Other assets	(39,205)
Increase (decrease) in:	
Accounts payable	(162,824)
Payable to clearing firm	54,361
Salaries payable	15,426
Income taxes payable	(300)
Liabilities subordinated to claims of general creditors	(104,250)
Total adjustments	(220,957)
Net cash used in operating actitivies	(327,753)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contibutions	144,925
Net cash provided by financing activities	197,050
Decrease in cash	(130,703)
Cash at beginning of year	186,630
Cash at end of year	$ 55,927
Interest	$6,255
Income taxes	$0

The accompanying notes are an integral part of these financial statements.

REDWOOD SECURITIES GROUP, INC.

Notes to Financial Statements
June 30, 2006

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Redwood Securities Group, Inc. (the "Company") was originally incorporated in the state of California in October 1990 under the name Redwood Capital Markets, Inc. to operate as an introducing broker. On October 20, 1991 the Company changed its name to Redwood Securities Group, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

Summary of significant accounting policies:

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Security transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement trade date basis, generally the third business day after the trade date, which does not materially differ from recording these transaction on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. When applicable, securities owned and marketable securities sold short are held principally for resale to customers and are considered to be an operating activity.

Furniture, equipment, and leasehold improvements are stated at cost. Repairs and maintenance to these assets are expensed as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed form the accounts and any gains or losses arising from such transaction are recognized. Furniture, equipment, and leasehold improvement are depreciated over their estimated useful lives five (5) to by the method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: <u>COMMISSIONS RECEIVABLE</u>

Commissions receivable represents amounts due from clearing brokers from commissions on securities purchased and sold by customers of the Company and amounts receivable from regulated investment companies for distribution activities.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 3: <u>RECEIVABLE FROM OFFICER</u>

The receivable from officer is non-interest bearing, non-collateralized, and due on demand. This is a related party transaction.

Note 4: <u>DEPOSIT WITH CLEARING ORGANIZATION</u>

The Company has deposited $100,000 with Pershing LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

REDWOOD SECURITIES GROUP, INC.

Notes to Financial Statements
June 30, 2006

Note 5: FURNITURE, EQUIPMENT, AND LEASEHOLDS, NET

Furniture, equipment and leaseholds are recorded at cost and summarized by major classifications as follows:

			Depreciable Life Years
Furniture & fixtures	$	102,057	7
Equipment		35, 463	5
Computers		13,133	5
Leasehold improvement		14,574	39
Subtotal		165,227	
Less: accumulated depreciation		(125,022)	
Automobile, furniture, equipment and leaseholds, net	$	40,205	

Depreciation expense for the year ended June 30, 2006 was $10,000.

Note 6: INCOME TAXES

The Company has available at June 30, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset approximately of $66,311 that expires as follows:

Amount of unused operating Loss carry-forwards		Expiration during year ended June 30,
$	26,159	2023
	88,893	2024
	393,885	2025
	173,107	2026
$	682,044	

Note 7: LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements expired on March 31, 2006 the expiration schedule is as follows.

Liabilities subordinated to secured demand note collateral agreement: Interest at 8% due March 31, 2006	$ 52,125
Liabilities subordinated to secured demand note collateral agreement: Interest at 8% due March 31, 2006	52,125
Total	$104,250

Note 8: COMMITMENTS AND ACONTINGENCIES

Future minimum lease payments under the lease are as follows:

Year	Amount
2007	259,116
2008	272,574
2009	184,848
2010	92,736
2011 & thereafter	--
Total	$809,274

Contingency

On October 28, 2004, the NASD brought an allegation against the Company for violating its NASD membership and registration rules. Although the underlying cause of this allegation occurred before the financial statement date and the likelihood of an unfavorable outcome is probable, the amount of the estimated loss cannot be reasonably estimated since the current status of the allegation is still pending as of September 30, 2006. As a result no estimated losses were accrued.

Note9: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB interpretation No. 46 "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51 requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB Ratified the Emerging Issues Task Force ("EITP") consensus on Issue 02-14, "*Whether the Equity method of Accounting Applies Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it ca exercise significant influence over an equity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statement.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FASB 123R") which addresses the accounting for employee stock options, FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005.

Note 10: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $68,166, which was $18,166 in excess of its expected net capital of $50,000; and the Company ratio of aggregate indebtedness ($92,845) to net capital was 1.36 to 1, which is less than15 to 1 maximum ratio allowed for a broker/dealer.

REDWOOD SECURITIES GROUP, INC.

Statement of Net Capital
Schedule I
June 30, 2006

	Focus 06/2006	Audit 06/2006	Change
Stockholders' equity, June 30, 2006	$222,127	$222,127	$0
Subtract - Non allowable assets:			
Fixed assets	40,205	40,205	0
Advances	44,887	44,887	0
Other assets	68,869	68,869	0
Tentative net capital	68,166	68,166	0
Haircuts:	0	0	
NET CAPITAL	68,166	68,166	0
Minimum net capital	(50,000)	(50,000)	
Excess net capital	18,166	18,166	0
Aggregate indebtedness	92,845	92,845	0
Ratio of aggregate indebtedness to net capital	1.36	1.36	

There were no noted differences between the Audit and Focus filed for June 30, 2006.

The accompanying notes are an integral part of these financial statements.

REDWOOD SECURITIES GROUP, INC.

June 30, 2006

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Redwood Securities Group, Inc.
San Francisco, California

In planning and performing my audit of the financial statements of Redwood Securities Group, Inc. for the year ended June 30 2006, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Redwood Securities Group, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Encino, California
September 30, 2006